Exhibit 99.1

Aurinia Announces Results of Annual General Meeting

VICTORIA, British Columbia--(BUSINESS WIRE)--May 27, 2015--Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) (NASDAQ:AUPH) (TSX:AUP) today announced the voting results from its annual general meeting (the “Meeting”) held on May 26, 2015.

A total of 24,371,491 shares were represented at the Meeting, being 75.54% of the Company’s issued and outstanding common shares. The shareholders voted on and approved all matters brought before the Meeting, including the election of the directors of the Company and the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Company.

Detailed results of the vote for the election of directors are provided below:

	Votes For		Votes Withheld
Nominee	#	%	#	%
Election of Directors
Richard Glickman	16,797,775	85.45	2,859,107	14.55
Stephen W. Zaruby	16,685,213	84.88	2,971,669	15.12
Benjamin Rovinski	19,655,289	99.99	1,593	0.01
Charles A. Rowland Jr.	19,655,369	99.99	1,513	0.01
David R.W. Jayne	19,655,338	99.99	1,544	0.01
Gregory M. Ayers	19,655,343	99.99	1,539	0.01
Hyuek Joon Lee	19,654,362	99.99	2,520	0.01

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

CONTACT:
Company Contact:
Stephen W. Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Investor & Media Contact:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com